UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AURIZON MINES LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 1120, Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada, V6C 3L2 Telephone: (604) 687-6600	V6C 3L2

(Address of principal executive offices)	(Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

Common Share Purchase Rights	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): 333-_____

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

  Description of Registrant’s Securities to be Registered

On March 10, 2013, the Board of Directors of Aurizon Mines Ltd. (“Aurizon”) adopted a shareholder rights plan (the “Plan”) pursuant to a Shareholder Rights Agreement dated and effective March 10, 2013 (the “Agreement”) between Aurizon and Computershare Trust Company of Canada, as rights agent (the “Rights Agent”). A copy of the Agreement is filed as Exhibit 4.1 to this registration statement on Form 8-A and the following summary of terms of the Plan is qualified in its entirety by reference to the text of the Agreement.

The Plan is intended to encourage the equal treatment of shareholders in connection with any transaction to acquire control of Aurizon.

The Plan does not prevent take-overs, rather it encourages potential acquirors of control to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board of Directors to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Plan are designed to ensure that in any takeover bid for outstanding common shares of Aurizon (“Aurizon Shares”) all shareholders are treated equally and fairly and are given adequate time to properly assess the takeover bid and alternative transactions on a fully-informed basis.

The following summary of terms of the Plan is qualified in its entirety by reference to the text of the Agreement. A copy of the Plan filed as Exhibit 4.1 to this registration statement on Form 8-A and a copy may be requested by Aurizon Shareholders free of charge by contacting Aurizon at: tel: (604) 687-6600; fax: (604) 687-3932; email: info@aurizon.com; or toll free Can./U.S.: 1-888-411-GOLD (4653).

Term

The Plan will remain in effect until the earliest to occur of:

(a) the date that is two business days after the special meeting of shareholders and optionholders of Aurizon (the “Aurizon Meeting”) to approve the proposed acquisition of Aurizon by Hecla Mining Company (“Hecla”);

(b) the close of business on the date that is one business day after Alamos Gold Inc. (“Alamos”) notifies Aurizon and the Rights Agent that it intends to take up and pay for Aurizon Shares tendered under the Alamos take-over bid (the “Alamos Bid”) provided that on the date of such notice: (i) Alamos is able to provide sufficient evidence to the Rights Agent, acting reasonably, that as of such date more than 50% of the outstanding Aurizon Shares held by Independent Shareholders (as defined in the Plan) have been deposited to the Alamos Bid and not withdrawn; and (ii) Alamos makes a public announcement through a newswire service stating that (A) all the conditions precedent to the Alamos Bid have been satisfied or waived, and (B) it will take up and pay for the Aurizon Shares deposited to the Alamos Bid;

(c) the date that is two business days after the arrangement agreement dated March 3, 2013 among Aurizon, Hecla and 0963708 B.C. Ltd is terminated in accordance with its terms; and

(d) June 30, 2013

(the “Termination Date”).

Issue of Rights

In implementing the Plan, the Board of Directors authorized the issuance of one right (a “Right”) in respect of each Aurizon Share outstanding at 4:00 p.m. (Vancouver time) on March 18, 2013 (the “Record Time”) and the issue of one Right for each additional Aurizon Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below). The “Effective Date” of the Plan is March 10, 2013.

Each Right is initially attached to and will trade with the Aurizon Shares in respect of which it was issued. The Rights will separate from the Aurizon Shares to which they are attached and become exercisable at the close of business (the “Separation Time”) on (subject to the Board of Directors deferring the Separation Time) the tenth business day after the earlier of the date a person or a group acting in concert (an “Acquiring Person”) makes or announces an intention to make a takeover bid that is not a Permitted Bid (as defined below).

Rights Exercise Privilege

Any transaction or event in which a person acquires (other than pursuant to a Permitted Bid or another exemption available under the Plan) beneficial ownership of 20% or more of the Aurizon Shares is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event, any Rights (other than those held by an Acquiring Person which become void under the terms of the Plan) will separate from the Aurizon Shares and will permit the holder to purchase Aurizon Shares at a substantial discount to their then prevailing market price.

The issuance of the Rights is not dilutive (except with respect to Acquiring Persons) and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Aurizon Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Aurizon Shares.

Permitted Bid

A bidder can make a take-over bid and acquire shares of Aurizon without triggering a Flip-In Event under the Plan if the takeover bid qualifies as a “Permitted Bid”.

The requirements of a “Permitted Bid” include the following:

(a) the takeover bid must be made by means of a take-over bid circular;

(b) the take-over bid is made to all holders of Aurizon Shares on the books of Aurizon, other than the bidder, and for all of the issued and outstanding Aurizon Shares, other than the Aurizon Shares held by the bidder;

(c) no Aurizon Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is not earlier than the later of (1) the Termination Date and (2) 35 days (or such other minimum as may be prescribed by applicable law in British Columbia) after the date of the take-over bid;

(d) Aurizon Shares may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for Aurizon Shares and all Aurizon Shares deposited pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date; and

(e) no Aurizon Shares shall be taken up or paid for pursuant to the take-over bid unless more than 50% of the Aurizon Shares held by Independent Shareholders (as defined in the Plan) must be deposited or tendered pursuant to the take-over bid and not withdrawn at the close of business on the date of first take-up for payment for the Aurizon Shares.

The Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with one or more shareholders whereby such shareholders agree to deposit or tender Aurizon Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

(a) the terms of the agreement are publicly disclosed and a copy of the agreement is made available to the public not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement; and

(b) no break-up fees, top-up fees, penalties, expenses or other amounts that exceed in aggregate the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a locked-up shareholder; and (B) 50% of the amount by which the price or value of the consideration received by a locked-up shareholder under another take-over bid or transaction exceeds the price or value of the consideration that the locked-up shareholder would have received under the Lock-Up Bid; shall be payable by the locked-up shareholder if such shareholder fails to deposit or tender Aurizon Shares to the Lock-Up Bid or withdraws Aurizon Shares previously tendered thereto, in order to deposit or tender such Aurizon Shares to another take-over bid or support another transaction.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a take-over bid by way of a take-over bid circular sent to all holders of Aurizon Shares on terms which the Board of Directors considers fair to all shareholders. In such circumstances, the Board of Directors may, upon prior written notice to the Rights Agent, waive the application of the Plan thereby allowing such bid to proceed without dilution to the bidder. Any waiver of the application of the Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Aurizon Shares while the initial take-over bid is outstanding.

The Board of Directors may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings such that at the time of the waiver of the Board of Directors such person is no longer an Acquiring Person.

With the prior consent of the holders of Aurizon Shares, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Aurizon Shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of Aurizon Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right. Rights are deemed to be redeemed following termination of the Plan in accordance with the Agreement or completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board of Directors has waived the application of the Plan.

Aurizon may, with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), amend, vary or delete any of the provisions of the Agreement. Aurizon may make amendments to the Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Agreement due to changes in any applicable legislation, regulations or rules.

Item 2. Exhibits.

Exhibit Number	Description of Exhibit

4.1	SHAREHOLDER RIGHTS PLAN AGREEMENT

 SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2013

AURIZON MINES LTD

By: /s/Ian S. Walton
Name: Ian S. Walton
Title: Executive Vice President and Chief
Financial Officer

.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	SHAREHOLDER RIGHTS PLAN AGREEMENT